Exhibit 99.1

CollPlant Announces ADS Listing on NASDAQ

Ness Ziona, Israel, January 31, 2018 — CollPlant (NASDAQ: CLGN, TASE:CLGN), a regenerative medicine company utilizing its proprietary plant-based rhCollagen technology for tissue repair products (recombinant human, “rhCollagen”), announced that its American Depository Shares (“ADSs”) have been approved for listing on The Nasdaq Capital Market. Trading commenced on Wednesday, January 31, 2018 under the ticker symbol “CLGN”. In addition, and simultaneously, Collplant’s ordinary shares will continue to trade on the Tel-Aviv Stock Exchange market (TASE: CLPT).

Yehiel Tal, CEO of CollPlant stated “We believe the Nasdaq listing gives us the opportunity to increase the trading liquidity of our securities, broaden our shareholder base and significantly raise our profile in the investment community. CollPlant’s proprietary product line addresses indications for a diverse fields of organ and tissue repair, and is making a real impact in the field of regenerative medicine. Our flagship rhCollagen BioInk product offering is being developed for 3D bioprinting of tissues and organs, and our Vergenix line of rhCollagen products includes a soft tissue repair matrix for the treatment of tendinopathy, as well as a wound repair matrix to promote rapid, optimal healing of acute and chronic wounds. Trading of CollPlant’s ADSs on Nasdaq is a natural extension of our growth goals.”

About CollPlant

CollPlant is a regenerative medicine company leveraging its proprietary, plant-based recombinant human collagen (rhCollagen) technology for the development and commercialization of tissue repair products, initially for the orthobiologics, 3D Bio-printing of tissue and organs, and advanced wound care markets. The Company’s cutting-edge technology is designed to generate and process proprietary rhCollagen, among other patent-protected recombinant proteins. Given that CollPlant’s rhCollagen is identical to the type I collagen produced by the human body, it offers significant advantages compared to currently marketed tissue-derived collagen, including improved biofunctionality, superior homogeneity and reduced risk of immune response. The Company’s broad development pipeline includes biomaterials indicated for orthopedics and advanced wound healing. Lead products include: Vergenix®STR (Soft Tissue Repair Matrix), for the treatment of tendinopathy; and Vergenix®FG (Flowable Gel) wound filler, for treatment of acute and chronic wounds. CollPlant’s business strategy includes proprietary development and manufacture of tissue repair products and their commercialization and distribution, together with leading third parties, alongside alliances with leading companies for joint development, manufacture and marketing of additional products. For more information about CollPlant, visit http://www.collplant.com

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Collplant’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Collplant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause Collplant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; changes in our strategy; our ability to cooperate with third party collaborators; government regulations and approvals; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting Collplant is contained under the heading “Risk Factors” included in Collplant’s most recent registration statement on Form F-1 filed with the SEC on January 29, 2018, and in other filings that Collplant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Collplant’s current views with respect to future events, and Collplant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:	Contact at Rx Communications Group, LLC:
Eran Rotem	Paula Schwartz (for US Investors)
Deputy CEO & Chief Financial Officer	Managing Director
Tel: + 972-73-2325600/612	Tel: 917-322-2216
Email: Eran@collplant.com	Email: pschwartz@rxir.com